August 20, 2018

Benjamin Vedrenne-Cloquet
Chief Executive Officer
EdtechX Holdings Acquisition Corp.
c/o IBIS Capital Limited
22 Soho Square
London, W1D4NS
United Kingdom

       Re: EdtechX Holdings Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted July 23, 2018
           CIK No. 0001746468

Dear Mr. Vedrenne-Cloquet:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed July 23, 2018

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance of Section 5(d) of the Securities Act, whether or not they retain copies of the communication.
 Benjamin Vedrenne-Cloquet
EdtechX Holdings Acquisition Corp.
August 20, 2018
Page 2
Prospectus Summary
Liquidation if no business combination, page 12

2. We note your disclosure on page 16 that your directors may decide not to enforce certain indemnification obligations resulting in a reduction in the amount of funds in the trust account. Please revise your discussion here to prominently disclose such information and revise both sections to include an example of when this may occur, outside the exceptions to the indemnity disclosed on page 45.
You will not be entitled to protections normally afforded to investors of blank check companies, page 14

3. We note your disclosure that you "may be deemed to be a `blank check' company. Given that your stated business plan on page 1 is to effect a "merger, share exchange, asset acquisition... or similar business combination," please revise to indicate that you are a blank check company. Otherwise, please explain on what basis you believe you would not meet the definition of a blank check company.
Risk Factors
If we determine to change our acquisition criteria or guidelines, many of the disclosures contained in this prospectus..., page 15

4. Please revise the heading of this risk factor to avoid saying your disclosures "would be rendered irrelevant" if you change your acquisition criteria. Your discussion of your acquisition strategy should clarify this possibility so as not to be irrelevant.
Determination of Offering Price, page 77

5. We note your disclosure that the initial offering price will be determined by negotiation between you and the representative of the underwriters. We also note that the units that you are seeking to register will be offered at $10.00 per unit. Please revise accordingly.
       You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Staff
Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Kate McHale, Staff Attorney, at (202) 551-3464 with any other questions.



                                                               Sincerely,
FirstName LastNameBenjamin Vedrenne-Cloquet
                                                               Division of
Corporation Finance
Comapany NameEdtechX Holdings Acquisition Corp.
                                                               Office of
Manufacturing and
August 20, 2018 Page 2                                         Construction
FirstName LastName